EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                                                                     PRESS RELEASE

Mr. Barry Stiefel is Appointed Chairman of Magal

YAHUD, Israel, February 4, 2013 /PRNewswire/ --Magal Security Systems, Ltd. (NASDAQ GM: MAGS) today announced that the Board of Directors has elected Mr. Barry Stiefel Chairman of the Board, effective February 15, 2013.  Mr. Stiefel will succeed Mr. Jacob Perry, following his election to the Israeli Parliament.

Mr. Barry Stiefel has been a member of Magal's Board since November 2008. He currently serves as Head of the Kirsh Family Office in London and has many years of experience in various trade and financial firms as a CEO, financial director and consultant.

Jacob Perry, Chairman of the Board of Magal S3, commented: "Mr. Stiefel has been closely involved with Magal over many years and is very familiar with its business, its strategy and direction. The tightening of Magal's relationship with its main shareholder, the Kirsh Group, is a sign of their confidence in the company growth plans. I leave Magal at a time when its future is bright and under strong leadership with a highly effective management team."

Mr. Stiefel, on behalf of the Board of Directors thanks Mr. Jacob Perry for his ten years of service and contribution and wishes him every success as a member of the Israeli Parliament.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world's most demanding locations.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G  our 4th generation cutting edge Physical Security Information Management  system (PSIM). The solutions leverage our broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS),  advanced outdoors CCTV  / IVA  technology and holistic Cyber Security  solutions.

For more information:

Magal S3 Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com